Exhibit 2.01

AGREEMENT AND PLAN OF REORGANIZATION AND MERGER

THIS AGREEMENT AND PLAN OF REORGANIZATION AND MERGER (“Reorganization Agreement”) is made and entered into this 29th day of October, 2010, among Lourdes A. Leon Guerrero, a Guam resident, the Bank of Guam (“Bank”), a Territorial bank chartered under the Guam Banking Code; BankGuam Holding Company (“BankGuam Holding Company” or “Holding Company”), a corporation chartered under the Guam Business Corporation Act; and, BankGuam Subsidiary (“Subsidiary”) a corporation chartered under the Guam Business Corporation Act as a subsidiary of BankGuam Holding Company.

RECITALS

WHEREAS, Bank is a banking corporation duly organized, validly existing and doing business in good standing under the laws of Guam, and has authorized capital of 48,000,000 shares of $0.2083 par value common stock (“Bank Common Stock”) which, as of March 15, 2010, there are 8,680,530 shares issued and outstanding; and

WHEREAS, Subsidiary is a corporation duly organized, validly existing and doing business in good standing under the laws of Guam. The capital stock of Subsidiary issued and outstanding now consists of one share issued to Holding Company as incorporator and sole shareholder of Subsidiary at a price of $1,000 per share; and

WHEREAS, Holding Company is a corporation duly organized, validly existing and doing business in good standing under the laws of Guam, and has authorized capital of 48,000,000 shares of $0.2083 par value common stock (“Holding Company Common Stock”) of which, on the consummation of the merger contemplated by this Reorganization Agreement, there will be 8,680,530 shares of Holding Company Common Stock issued and outstanding. The capital stock of Holding Company issued and outstanding now consists of 500 shares issued to Lourdes A. Leon Guerrero, as incorporator and sole shareholder of Holding Company at a price of $2.00 per share; and

WHEREAS, a majority of the entire Board of Directors of Bank and Subsidiary, respectively, have approved this Reorganization Agreement and authorized its execution, and a majority of the Board of Directors of Holding Company has approved this Reorganization Agreement, undertaken that Holding Company shall join in and be bound by it, and authorized the undertakings hereinafter made by Holding Company.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements herein set forth and for the purpose of prescribing the terms and conditions of the merger of Subsidiary into Bank and he exchange of Bank Common Stock for Holding Company Common Stock, the parties hereto agree as follows:

Article 1

Terms of Merger

1.1 Merger: On the Effective Date, as defined in Section 3.1, Subsidiary shall be merged with and into Bank (“Merger”), which shall be the continuing bank (as defined in Section 106301 of the Guam Banking Code) (for purposes of this Reorganization Agreement, the Bank after the Effective Date of the Merger is sometimes referred to as the “Continuing Bank” and a subsidiary of Holding Company. Continuing Bank’s name shall continue to be “Bank of Guam.”

1.2 Articles and Bylaws: The Articles of Incorporation of Bank as in effect immediately prior to the Effective Date shall, at and after the Effective Date, continue to be the Articles of Incorporation of the Continuing Bank, and the Bylaws of Bank as in effect immediately prior to the Effective Date shall, at and after the Effective Date, continue to be the Bylaws of the Continuing Bank.

1.3 Officers and Directors: On and after the Effective Date, the directors and officers of Bank immediately prior to the Effective Date shall continue to be the directors and officers of the Continuing Bank. Directors of the Continuing Bank shall serve until the next annual meeting of shareholders of the Continuing Bank and until such time as their successors are elected.

1.4 Rights and Privileges: On and after the Effective Date, all the rights, privileges, powers, franchises, facilities and immunities, as well as all the properties, real, personal and mixed, tangible and intangible, of Bank shall continue unaffected and unimpaired by the Merger. On and after the Effective Date, the Continuing Bank shall without further transfer, possess all of the rights, privileges, powers, franchises, facilities, and immunities, as well as all the properties, real, personal and mixed, tangible and intangible, of Bank and Subsidiary.

1.5 Assumption of Liabilities: On and after the Effective Date, the Continuing Bank shall succeed to and be liable for all debts, liabilities and other obligations, known or unknown, contingent or otherwise, of Subsidiary or Bank, of any nature whatsoever, existing on the Effective Date or attributable to the operations of Subsidiary or Bank as though the Continuing Bank had incurred them.

1.6 Further Cooperation: If at any time after the Effective Date any further conveyance, assignment or other documents, or any further action is necessary or desirable to further effectuate the transactions set forth herein or contemplated hereby, the officers and director of the parties hereto shall execute and deliver, or cause to be executed and delivered, all such documents as may be reasonably required to effectuate such transactions

1.7 Offices: Upon the Effective Date, all offices of Bank shall be offices of the Continuing Bank and the principal office of Bank shall be the principal office of the Continuing Bank.

1.8 Lourdes A. Leon Guerrero as to shares of Holding Company and Holding Company as to shares of Subsidiary agree not to sell, assign, transfer encumber, hypothecate, or make any other disposition of any of the shares of Holding Company or Subsidiary, except in accordance with the terms of this Agreement or with consent of all other parties to this Agreement.

1.9 Holding Company and Subsidiary agree not to issue any shares except the shares issued to Lourdes A. Leon Guerrero and Holding Company, respectively, as herein provided other than upon consent of all parties to this Agreement.

1.10 The respective certificates representing the number of shares of Holding Company and Subsidiary Stock if any are issued shall be endorsed as follows:

This Certificate is transferable only upon compliance with the provisions of an Agreement and Plan of Reorganization and Merger dated                     .

Lourdes A. Leon Guerrero and Holding Company further agree to vote all shares of Holding Company and Subsidiary Stock, respectively, at meetings of the shareholders or by written consent in favor of the Merger.

Article II

Capital Stock

2.1 Stock of Subsidiary: The share of common stock of Subsidiary issued and outstanding immediately prior to the Effective Date shall be converted into such number of shares of common stock of Continuing Bank as were outstanding immediately prior to the Effective Date.

2.2 Stock of Bank: Each share of common stock of Bank issued and outstanding immediately prior to the Effective Date shall be converted into one share of common stock of Holding Company.

2.3 Exchange of Holding Company Stock for Bank Stock: On the Effective Date, each Bank shareholder of record at that date shall be entitled to receive one share of common stock of Holding Company for each share of common stock of Bank held on that date and Holding Company shall issue that number of shares which shareholders are entitled to receive. On and after the Effective Date, certificates representing the issued and outstanding common stock of Bank shall thereafter represent shares of common stock of Holding Company, and such certificates shall be exchanged by the holders thereof, after the Merger becomes effective, for new certificates for the appropriate numbers of shares bearing the name of Holding Company. On and after the Effective Date, there shall be no registration of transfers on the stock transfer books of Bank of shares of Bank which were outstanding immediately prior to the Effective Date.

2.4 Upon the Effective Date, the share of stock of Subsidiary issued to Holding Company and outstanding prior to the Effective Date shall be repurchased by Subsidiary at the price of $1,000 per share.

2.5 Upon the Effective Date, the shares of stock of Holding Company issued to Lourdes A. Leon Guerrero and outstanding prior to the Effective Date shall be repurchased by Holding Company from Lourdes A. Leon Guerrero at the price of $2.00 per share, such that the sole shares of Holding Company outstanding following the Effective Date shall be the shares of stock issued pursuant to paragraph 2.3 hereof.

2.6 Rights to Stock Options: On and after the Effective Date, all outstanding options to purchase shares of common stock of Bank granted pursuant to the Bank’s Tandem Phantom Stock Unit/Stock Option plan shall be assumed by and shall be deemed options to purchase shares of common stock of Holding Company on the same terms and conditions, subject to the requirements of the Securities Act of 1933, as amended, and the Guam Blue Sky Law, and for the same number of shares as have been agreed upon and set forth in Bank’s Tandem Phantom Stock Unit/Stock Option plan and employee stock option agreements entered into pursuant thereto.

2.7 Employee Benefit Plans: On and after the Effective Date, each share of common stock of the Bank held in trust or otherwise in connection with the Bank of Guam 2001 Non-Statutory Stock Option Plan (“Plan”), shall be converted into one share of common stock of Holding Company. The Plan and the Bank’s obligations thereunder shall be assumed by the Holding company at the Effective Date and shall be subject to the same terms and conditions as existed prior to the Effective Date, subject to the requirements or the Securities Act of 1933, as amended, and the Guam Blue Sky Law.

2.8 Dissenting Shares: For those holders of shares of Bank Common Stock who vote against the Reorganization Agreement, they shall have dissenters rights in connection with the Merger to the extent provided in Sections 106309 and 106313 of the Guam Banking Code.

Article III

Effective Date

3.1 Effective Date: This Agreement shall become effective upon the receipt of all Guam and federal regulatory approvals as might be necessary and the filing, in the Office of the Commissioner of Banking and Insurance of an executed copy of this Agreement and all requisite accompanying certificates, in accordance with Sections 106306 and 106313 of the Guam Banking Code. The date of such filing shall be the “Effective Date” of the Merger.

Article IV

Approvals

4.1 Shareholder Approval: This Agreement shall be submitted to the shareholders of the Bank, Subsidiary and Holding Company for approval and ratification, as provided by the applicable laws of Guam and in accordance with other applicable law. The approval of this Agreement by the Bank’s shareholders shall be deemed to include approval of such changes to this Agreement, if any, as may be required from time to time by any bank regulatory agency or department.

4.2 Regulatory Approvals: The parties hereto agree that each shall proceed to and cooperate fully to obtain the regulatory approvals and consents and to satisfy the requirements prescribed by applicable law and/or regulation or which are otherwise necessary or desirable in connection with the completion of the Merger as outlined herein. Such regulatory approvals, consents and requirements shall include, but shall not be limited to the approvals and consents set forth in Article V herein.

Article V

Conditions Precedent

5.1 The Merger is subject to and conditioned upon the following:

(a) Approval and ratification of this Agreement by the holders of a majority of the outstanding shares of Bank, Subsidiary and Holding Company as required by applicable law:

(b) Receipt of all other approvals and consents, and satisfaction of all other requirements as are prescribed by applicable law in connection with the Merger including, but not limited to, approval of the Federal Deposit Insurance Corporation and notice to the Board of Governors of the Federal Reserve System pursuant to the Bank Holding Company Act of 1956, as amended and Section 225.17 of Regulation Y promulgated pursuant thereto;

(c) Issuance (unless the same is waived by the parties hereto) of a favorable ruling by the Guam taxing authority or an opinion from a law firm or accounting firm, in form and substance satisfactory to the parties and their counsel, with respect to the tax consequences to the parties and their shareholders resulting from the Merger; and

(d) Performance by each party hereto of all its obligations under this Agreement.

Article VI

Termination

6.1 The Agreement may be terminated at any time upon the occurrence of any of the following events:

(a) If any of the conditions set forth in Article V are not fulfilled within a reasonable period of time, such reasonable period of time to be determined by a majority of the Board of Directors of any of the parties, in their sole and absolute discretion; or

(b) If any action, suit, proceeding or claim has been instituted, made or threatened, relating to the proposed Merger which makes consummation of the Merger inadvisable in the opinion of a majority of the Board of Directors of any of the parties; or

(c) If for any reason consummation of the Merger is inadvisable in the opinion of a majority of the Board of Directors of any of the parties.

Upon termination, the Reorganization Agreement shall be void and of no further effect, and there shall be no liability by reason of this Reorganization Agreement or the termination thereof on the part of the parties hereto or their respective directors, officers, employees, agents or shareholders.

Article VII

Expenses

7.1 All of the expenses of the Merger, including filing fees, printing and mailing costs, and accountants’ fees and legal fees shall be borne by Continuing Bank or the Holding Company, as applicable. In the event that the Merger is abandoned or terminated for any reasons, all expenses shall be borne by Bank.

Article VIII

Amendments and Modifications

8.1 Amendments and Modifications: Bank, Subsidiary and Holding Company, by mutual consent of their respective Boards of Directors, to the extent permitted by law, may amend, modify, supplement and interpret this Reorganization Agreement in such manner as may be mutually agreed upon by them in writing at any time before or after adoption thereof by shareholders of Bank, Subsidiary and Holding Company, provided, however, that no such amendment, modification or supplement shall change any principal term hereof or the number or kind of shares to be issued by Holding Company in exchange for each share of Bank, except (i) by the affirmative action of such shareholders as required by law or (ii) the initial approval of this Reorganization Agreement by the Bank’s shareholders shall be deemed to include approval of such changes to this Reorganization Agreement, if any, as may be required from time to time by any bank regulatory agency or department.

8.2 Counterparts: This Reorganization Agreement may be executed in one or more counterparts.

8.3 Governing Laws: This Reorganization Agreement shall be governed by and construed in accordance with the laws of Guam.

IN WITNESS WHEREOF, the parties hereto have caused this Reorganization Agreement to be executed in counterparts by their duly authorized officers as of the date first above written.

BANK OF GUAM	BANKGUAM SUBSIDIARY

/s/ Lourdes A. Leon Guerrero	/s/ Lourdes A. Leon Guerrero
Chair & President	Chair & President

/s/ Roger P. Crouthamel	/s/ William D. Leon Guerrero
Asst. Secretary	Secretary

LOURDES A. LEON GUERRERO	BANKGUAM HOLDING
COMPANY

/s/ Lourdes A. Leon Guerrero	/s/ Lourdes A. Leon Guerrero
Chair & President

/s/ Roger P. Crouthamel
Asst. Secretary